FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                               For the April, 2008

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)



The following is the text of an announcement made today by Hang Seng Bank, a
62.14 per cent owned subsidiary of the HSBC Group.

                              HANG SENG ANNOUNCES
                        FIRST INTERIM DIVIDEND FOR 2008

The Board of Directors of Hang Seng Bank today declared a first interim dividend of HK$1.10 per share in respect of the year to 31 December 2008.

The first interim dividend will be payable on Thursday, 5 June 2008, to shareholders on the Register of Shareholders at Tuesday, 20 May 2008.

The dividend as declared should not be taken as an indication of the level of profit or dividend for the full year.

The Register of Shareholders of the Bank will be closed for one day on Tuesday, 20 May 2008, during which no transfer of shares can be registered. To qualify for the first interim dividend for 2008, all transfers, accompanied by the relevant share certificates, must be lodged for registration not later than 4:30 pm on Monday, 19 May 2008, with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

The results for the first half of 2008 will be announced on Monday, 4 August
2008.

The proposed timetables for the second, third and fourth interim dividends in respect of 2008 are:

Second Interim Dividend for 2008

Announcement date                                                4 August 2008
Book close and record date                                      20 August 2008
Payment date                                                  4 September 2008

Third Interim Dividend for 2008

Announcement date                                              3 November 2008
Book close and record date                                    20 November 2008
Payment date                                                  10 December 2008

Fourth Interim Dividend for 2008

Announcement date                                                 2 March 2009
Book close and record date                                       18 March 2009
Payment date                                                     31 March 2009


Note to editors:

Hang Seng Bank

Founded in 1933, Hang Seng Bank operates around 150 branches and automated banking centres and 13 Business Banking Centres in Hong Kong. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and Singapore, and representative offices in Xiamen and Taipei.

Established on 28 May 2007, wholly owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 28 outlets in Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo.

With consolidated assets of HK$746 billion as at the end of 2007, Hang Seng Bank reported a profit attributable to shareholders of HK$18.24 billion for the year 2007. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the bank's website at www.hangseng.com.





 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 April, 2008